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                                                                File No. 32-397

                                    FORM U-7D
                   CERTIFICATE PURSUANT TO RULE 7(d) UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                 Amendment No. 2

         The undersigned certifies that this certificate, amending the Form U-7D initially filed on April 28, 1980, as amended by an Amendment No. 1 thereto filed on September 17, 1980, accurately summarizes, as required in the instructions hereto, the information requested as to the lease relating to nuclear fuel identified herein and the transactions for the financing thereof. All capitalized terms used herein shall have the meanings assigned to them in the Lease and the Credit Agreement, as applicable (as hereinafter defined).


                  1. Lessee public-utility company address:

                  Wisconsin Electric Power Company
                  231 West Michigan Street
                  Milwaukee, Wisconsin 53203


                  2. Date:

                  The Nuclear Fuel Lease dated March 28, 1980 (the "Original Lease") between Wisconsin Electric Power Company ("Lessee") and Newton I. Waldman, Esq. and Empire National Trust, not in their individual capacities but solely as Cotrustee and corporate trustee, respectively, of the Wisconsin Electric Fuel Trust (the "Trust" or the "Lessor") was amended and restated by an Amended and Restated Nuclear Fuel Lease dated as of August 31, 1998 among The Bank of New York (successor by merger to Empire National Bank), not in its individual capacity, but solely as corporate trustee of the Lessor (the "Corporate Trustee"), Peter H. Sorensen, (successor in interest to Newton I. Waldman), not in his individual capacity, but solely as co-trustee of the Lessor (the "Cotrustee"), and Lessee (as amended and restated, the "Lease").


                  2a. Date facility was placed in service:

                  The nuclear fuel subject to the Lease is and is to be located at the Point Beach Nuclear Plant ("Point Beach Plant") of Lessee located at Two Creeks, Wisconsin, Units


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No. 1 and 2 of which were respectively placed in service in 1970 and 1972.

                  3. Regulatory Authority which has acted on transaction:

                  Lessee's participation in the transaction, including its entering into the Lease, has been authorized by the Public Service Commission of Wisconsin by order dated March 26, 1980 and by the Michigan Public Service Commission by Orders dated June 27, 1979 and February 26, 1980.

                  4. Term of Lease:

                  The term of the Original Lease commenced on March 28, 1980. The term of the Lease commenced on August 31, 1998 and terminates on December 19, 2009, subject to earlier termination upon the occurrence of certain events. Lessee may terminate the Lease at will on five days' prior written notice to Lessor. In addition, the Lease will terminate in the manner described below if, among other things: (i) Lessor gives notice to Lessee of its dissatisfaction with any change after June 30, 1998, in law or regulations adversely affecting Lessor's liability due to its ownership interest in nuclear fuel, (ii) Lessor, any trustee of Lessor, any assignee of Lessor, or any Secured Party becomes or is declared to be a "public utility" or an "electric utility company" under specified laws; (iii) by virtue of any law, regulation or interpretation of any thereof, approval of the transactions contemplated by the Lease shall be required and not obtained or as a result thereof the Lease or any transaction contemplated thereby shall be or become unlawful or the performance of the Lease be rendered impracticable in any material way and Lessor has given notice of termination as provided in the Lease; (iv) upon the revocation or material adverse modification of any authorization from any regulatory body necessary for the performance of the Lease; (v) upon the occurrence of a Nuclear Incident, which Lessor believes would give rise to an aggregate uninsured liability in excess of $25,000,000; (vi) upon any change in the Atomic Energy Act, as amended, that, in the opinion of independent counsel, would prohibit Lessor from asserting any right or defense with respect to actions brought in connection with a Nuclear Incident; (vii) upon the revocation of any material governmental license with respect to a Unit and the failure by Lessee to represent to Lessor within 180 days of such revocation that such Unit will be operable within 24 months of such revocation; or (viii) in the event any Unit ceases operations for a period of 24 consecutive months.




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                  In addition, Lessor may terminate the Lease on five day's
notice to Lessee upon the occurrence and during the continuance of any event of default under the Lease. Events of default under the Lease include, but are not limited to, (i) default in the payment of any amount payable by Lessee (including, Basic Rent, Additional Rent or Termination Rent) for 10 business days after such payment is due; (ii) failure by Lessee to maintain adequate insurance coverage; (iii) failure by Lessee to perform its obligations under the Lease, which failure has remained unremedied for 60 days after notice from Lessor; (iv) failure by Lessee to perform any obligation to purchase Nuclear Fuel pursuant to the Lease; (v) any representation or warranty by Lessee in the Lease or other related agreement shall prove to be incorrect in any material respect and the necessary action to make such representation or warranty correct in all material respects shall not have been completed within 60 days after notice; (vi) certain actions or proceedings shall be taken or suffered involving a bankruptcy, insolvency or a reorganization of Lessee; (vii) an event of default, as defined in any instrument under which there may be issued or by which there may be secured or evidenced any present or future indebtedness of Lessee for borrowed money, shall happen and shall result in indebtedness in excess of $25,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable and such acceleration shall not be rescinded or annulled; (viii) an event of default under any Basic Document; (ix) the entry of a final judgement in excess of $25,000,000 against Lessee, which is not vacated within 30 days of the entry thereof; (x) the taking by any governmental agency or judicial body of substantially all of the property of Lessee (other than pursuant to a condemnation proceeding).

                  Upon the occurrence of an event of termination under the Lease, the Lease will terminate, the entire interest of the Lessor in the nuclear fuel subject to the Lease will automatically be transferred to and vested in Lessee and it will be obligated to pay Lessor, not later than three years after termination: (1) an amount equal to the Net Investment of Lessor with respect to all nuclear fuel then subject to the Lease, plus (2) any other amounts due Lessor under the Lease, plus (3) any other amounts, if any, necessary for Lessor to pay in full its obligations under the Credit Agreement discussed below, all obligations under other agreements or instruments for borrowed money as well as any other obligations and liabilities of the Cotrustee. If the Lease is terminated because of an event of default under the Lease, Lessee is obligated to make such payment to Lessor not later than 180 days thereafter.




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                  5. Brief Description of Facility:

                  The facility which is the subject of the Lease consists of nuclear fuel now or in the future to be used at the Point Beach Plant, comprising two generating units, each with a rated capacity of 500,000 kilowatts.

                  6.  Manufacturer or Supplier:

                  Under the Lease the Lessor may acquire for lease to Lessee nuclear fuel in process of manufacture. At present Lessee has contracts with the following suppliers for the acquisition, processing or fabrication of nuclear fuel: Energy Resources of Australia, Ltd., ConverDyn, Cameco Corporation, Global Nuclear Services & Supply, Ltd., NUKEM, Inc., Westinghouse Electric Company, and the United States Enrichment Corporation.

                  7. Cost of Facility:

                  The aggregate amount of nuclear fuel which can be leased under the Lease is limited to $75,000,000, subject to increases by agreement between Lessor and Lessee if appropriate regulatory approval is obtained and Lessor shall have obtained credit sufficient to fund such interest.

                  8. Basic Rent:

                  The Lease provides for payment of basic rent, additional rent and advance rent. Basic rent is payable April 25, 1980, and on the 25th day of each July, October, January and April thereafter or on such date not more than thirty days after each such quarterly date as Lessor may designate. Basic rent is calculated pursuant to the following formula:


                               NI x mwd
                          BR = --------  + DFC
                                 MWD


In this formula: "BR" is the basic rent for each Assembly of nuclear fuel for the quarterly period; "NI" is the Net Investment in such region at the beginning of the quarter or at its insertion date into a Unit if not in the Unit at the beginning of the quarter; "MWD" is the design megawatt days' output estimated by Lessee as remaining in such Assembly as of the beginning of the period; "mwd" equals the megawatt days' output of such Assembly during the period; and "DFC" is the total of daily financing charges for the period allocated to such Assembly, as calculated in accordance with the Lease. Additional rent is other amounts which Lessee agrees to pay in accordance with the Lease including certain taxes, indemnification, out of pocket costs relating to the



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transaction and the like. It is payable as the reimbursable amount arises. With respect to advance rent, Lessee may pay Lessor at any time such amount as Lessee elects as advance rent. In addition, if Lessor requires funds to meet its obligations and is unable to obtain sufficient amounts to pay them from other sources, it may request Lessee to pay advance rent in the amount of such obligations and Lessee must do so. Any payment of advance rent would be allocated to nuclear fuel subject to the Lease and would reduce Lessor's Net Investment therein and thereby reduce future basic rent payable.

                  9. Holder of legal title to Facility:

                  The Cotrustee, Peter H. Sorensen (successor in interest to Newton I. Waldman), not in his individual capacity but solely as Cotrustee of the Trust, and the Bank of New York (successor by merger to Empire National
Bank), not in its individual capacity but solely as Corporate Trustee of the Trust, will hold legal title to the property which is subject to the Lease.

                  10. Holders of beneficial interests:

                  M & W Resources, Incorporated, c/o Acacia Holding, Inc., 2 Wall Street, 19th Floor, New York, New York 10005, a California corporation, is Trustor and beneficiary under the Trust Agreement of the Trust.

                  11. If part or all of the financing is supplied by a loan on which only principal and interest is payable, state:

                  The Lessor will finance its obligations under the Lease with the proceeds from the issuance of commercial paper notes by the Trust, or through direct borrowings under an Amended and Restated Credit Agreement dated as of August 31, 1998, among The First National Bank of Chicago, as administrative agent and collateral agent for the Banks (the "Administrative Agent"), the banks from time to time parties thereto (the "Banks") and the Lessor. It is anticipated that the proceeds from the sale of the commercial paper notes will serve as the primary source of financing for the Lessor's obligations. The Banks' aggregate obligations to make loans are limited to $75 million.

         The Credit Agreement terminates on August 30, 1999, subject to extension on a year to year basis under certain circumstances and subject to earlier termination as provided in the Credit Agreement. Circumstances of earlier termination include termination by the Lessor in whole or in part on three Business Days' notice or at the election of



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the Bank upon the occurrence inter alia, of any of the following events: (a) the making of any misrepresentation by Lessor or Lessee under the Credit Agreement or any Basic Document; (ii) default in any payment under the Credit Agreement or with respect to the Commercial Paper; (iii) the breach of any covenant under the Credit Agreement or any Basic Document; (iv) the commencement of any bankruptcy or insolvency proceeding against Lessor; (v) the imposition of a judgment against Lessor in an amount exceeding $500,000; and (vi) an event of default under the Lease Agreement. The Credit Agreement provides for a commitment fee of 0.08% of the difference between the total commitment of $75 million and the aggregate amount of outstanding loans by the Banks to the Lessor under the Credit Agreement.

                  If borrowings are made under the Credit Agreement they may be made either as a Base Rate Loan or a Libor Rate Loan. Interest payable on Base Rate Loans is to be at the higher of (i) the rate of interest announced by the Administration Agent from time to time as its "prime" or "base" rate; and (ii)
 .5% per annum above the Federal Funds Rate. Interest payable on Libor Rate Loans is the interest rate per annum equal to the average (rounded upward to the nearest whole multiple of 1/16 of 1% per annum, if such average is not such a multiple) of the rate per annum at which deposits in U.S. dollars are offered by the principal office of, among others, the Administrative Agent in London, England to prime banks in the London interbank market at 11:00 a.m. (London time) two Business Days before the first day of the applicable Interest Period in an amount substantially equal to such Libor Rate Loan and for a period equal to such Interest Period.



                  [Remainder of Page Intentionally Left Blank]



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                  To secure the payment of the obligations under the Credit
Agreement, the Lessor has granted to the Administrative Agent, in its capacity as Collateral Agent for the Banks, a security interest in substantially all the assets of the Trust, including, without limitation, the Lessor's interest in the nuclear fuel, the Fuel Lease, all agreements related to Fuel Lease and all proceeds thereof.



                                      Signature of Holder of Legal Title:


                                      /s/ Peter H. Sorensen
                                      -------------------------------------
                                      PETER H. SORENSEN,
                                      Not in his individual capacity, but
                                      solely as Cotrustee of the
                                      Wisconsin Electric Fuel Trust

                                      THE BANK OF NEW YORK, Not in its
                                      individual capacity, but solely as
                                      Corporate Trustee of the Wisconsin
                                      Electric Fuel Trust*



                                      By:  /s/ Mary La Gumma
                                           ---------------------------------
                                      Its: Assistant Vice President
                                           ---------------------------------

                                      Signature of Holder of Beneficial
                                      Interests:

                                      M & W RESOURCES, INCORPORATED



                                      By:  /s/ Dwight Jenkins
                                           ---------------------------------
                                      Its: Vice President
                                           ---------------------------------


Dated:  November 11, 1998

----------------------

         * The execution of this form is joined in by the Corporate Trustee as a precautionary matter in the event that, contrary to the intention of the parties, the Lease should be construed as vesting legal title in nuclear fuel in the Corporate Trustee.



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STATE OF NEW YORK    )
                     :         ss.:
COUNTY OF NEW YORK   )


                  The undersigned being duly sworn deposes and says that he, being duly authorized, has executed the attached Certificate for and on behalf of Wisconsin Electric Fuel Trust; that he is the Co-trustee of said Trust; that he has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of his knowledge, information and belief.
                                             /s/ Peter H. Sorensen
                                             -----------------------------
                                             Peter H. Sorensen


Subscribed to and sworn to before
me this 11th day of November, 1998.

/s/ Mary L. Brady
-----------------------------
Notary Public

MARY L. BRADY
NOTARY PUBLIC, STATE OF NEW YORK
NO. 43-4771923
QUALIFIED IN RICHMOND COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 31, 2000




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STATE OF NEW YORK    )
                     :         ss.:
COUNTY OF NEW YORK   )


                  The undersigned being duly sworn deposes and says that she, being duly authorized, has executed the attached Certificate for and on behalf of The Bank of New York, the corporate trustee of the Trust; that she is an Assistant Vice President of said bank; that she has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of her knowledge, information and belief.

                                             /s/ Mary La Gumma
                                            -----------------------------
                                            Its: Assistant Vice President
                                                 -------------------------


Subscribed to and sworn to before
me this 11th day of November, 1998.

/s/ William J. Cassels
-----------------------------
Notary Public

WILLIAM J. CASSELS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA5027729
QUALIFIED IN BRONX COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 16, 2000



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STATE OF NEW YORK     )
                      :         ss.:
COUNTY OF NEW YORK    )


                  The undersigned being duly sworn deposes and says that he, being duly authorized, has executed the attached Certificate for and on behalf of M&W Resources, Incorporated; that he is a Vice President of said corporation; that he has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of his knowledge, information and belief.
                                               /s/ Dwight Jenkins
                                            -----------------------------
                                            Its: Vice President
                                                ----------------------


Subscribed to and sworn to before
me this 11th day of November, 1998.

/s/ Mary L. Brady
-----------------------------
Notary Public

MARY L. BRADY
NOTARY PUBLIC, STATE OF NEW YORK
NO. 43-4771923
QUALIFIED IN RICHMOND COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 31, 2000




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